UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

ATLAS TECHNICAL CONSULTANTS, INC.
(Name of Subject Company and Filing Person (Issuer))

Warrants to Purchase Shares of Class A Common Stock
(Title of Class of Securities)

049430119
(CUSIP Number of Class of Securities)

Laura Strunk
Chief Legal Officer
13215 Bee Cave Parkway, Building B, Suite 230
Austin, TX 78738
(512) 851-1501

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:
Julian J. Seiguer, P.C.
Michael W. Rigdon
Kirkland & Ellis LLP
609 Main Street, Suite 4700
Houston, TX 77002
(713) 836-3647

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$ 12,825,000	$ 1,399.21

(1)	The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. Atlas Technical Consultants, Inc. (the “Company”) is offering holders of a total of 23,750,000 warrants to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A common stock”), outstanding as of October 13, 2020 the opportunity to exchange such warrants and receive 0.185 shares of Class A common stock in exchange for each warrant. The transaction value was determined by using the average of the high and low prices of the stock as reported on the NASDAQ Stock Market on October 14, 2020, which was $0.54 per warrant.

(2)	The amount of the filing fee assumes that all outstanding warrants of the Company will be exchanged and is calculated pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and equals $109.10 for each $1,000,000 of the transaction value. This fee was previously paid in connection with the initial filing of the Schedule TO on October 19, 2020.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,189.59	Filing Party: Atlas Technical Consultants, Inc.
Form or Registration No.: Form S-4 (Registration No. 333-249553)	Date Filed: October 19, 2020

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Atlas Technical Consultants, Inc., a Delaware corporation (the “Company,” “us” or “we”). This Schedule TO relates to an offer by the Company to each holder of the Company’s outstanding warrants (as defined below) to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A common stock”), to receive 0.185 shares of Class A common stock in exchange for every outstanding warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated November 9, 2020 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent, a copy of which is attached hereto as Exhibit (a)(1)(B).

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of all outstanding warrants to amend (the “Warrant Amendment”) the Warrant Agreement, dated as of November 15, 2018, by and between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), which governs all of the warrants, to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be converted into 0.1665 shares of Class A common stock, which is a ratio 10% less than the exchange ratio applicable to the Offer. The Warrant Agreement provides that the terms of the warrants may be amended with the approval by the holders of at least a majority of the then outstanding warrants.

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal and Consent, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is Atlas Technical Consultants, Inc. The Company’s principal executive offices are located at 13215 Bee Cave Parkway, Building B, Suite 230, Austin, TX 78738, and its telephone number at such offices is (512) 851-1501.

(b) Securities. The subject securities include:

(i) 20,000,000 publicly traded warrants that were originally sold as part of the units issued in our initial public offering, which closed on November 20, 2018 (the “IPO”), referred to as the “public warrants,” which entitle such warrant holders to purchase one share of Class A common stock for a purchase price of $11.50, subject to certain adjustments; and

(ii) 3,750,000 warrants to purchase our Class A common stock that were privately issued in connection with our IPO based on an exemption from registration under the Securities Act of 1933, as amended, referred to as the “private placement warrants,” and together with the public warrants, the “warrants,” which entitle such warrant holders to purchase one share of our Class A common stock for a purchase price of $11.50, subject to certain adjustments.

Our Class A common stock and public warrants are listed on the NASDAQ Stock Market (the “Nasdaq”) under the symbols “ATCX” and “ATCXW,” respectively. As of November 5, 2020, 20,000,000 public warrants and 3,750,000 private placement warrants were outstanding. The terms of the private placement warrants are identical to the public warrants, except that such private placement warrants are exercisable on a cashless basis and are not redeemable by us, in each case, so long as they are still held by permitted transferees of Boxwood Sponsor LLC.

(c) Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Market Information, Dividends and Related Stockholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s Directors and Executive Officers as of November 9, 2020 are listed in the table below.

Name	Position

L. Joe Boyer	Director and Chief Executive Officer (principal executive officer)

David D. Quinn Sr.	Chief Financial Officer (principal financial and accounting officer)

Gary Cappa	Chief Operating Officer

Walter George Powell	Chief Accounting Officer

John Alex Mollere	Chief Administrative Officer

Laura Strunk	Chief Legal Officer

Brian Ferraioli	Chairman

R. Foster Duncan	Director

Jeff Jenkins	Director

Stephen Kadenacy	Director

Leonard K. Lemoine	Director

Daniel G. Weiss	Director

Thomas H. Henley	Director

Raquel G. Richmond	Director

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.

(b) Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation —Transactions and Agreements Concerning Our Securities” and “Description of Capital Stock” is incorporated herein by reference. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Certain Relationships and Related Party Transactions” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation— Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c) Plans. Except as described in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors” and “The Offer and Consent Solicitation,” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from the Nasdaq; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. Not applicable.

(c) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

(b) Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange entitled “Transactions and Agreements Concerning Our Securities,” which is incorporated by reference herein, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Company’s warrants in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Market Information, Dividends and Related Stockholder Matters—Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the dealer manager, the information agent or the exchange agent for the Offer is making any recommendation as to whether holders of warrants should tender warrants for exchange in the Offer.

Item 10. Financial Statements.

(a) Financial Information. The financial statements and other financial information of the Company included in the Prospectus/Offer to Exchange are incorporated by reference herein. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the Securities and Exchange Commission (“SEC”) prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b) Pro Forma Information.  The pro forma financial statements and other pro forma financial information of the Company included in the Prospectus/Offer to Exchange are incorporated by reference herein. The full text of such pro forma financial statements and other pro forma financial information, as well as the other documents the Company has filed with the Securities and Exchange Commission (“SEC”) prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” and in the Proxy Statement entitled “Certain Relationships and Related Person Transactions” is incorporated herein by reference.

(2) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) Not applicable.

Item 12. Exhibits.

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Registration Statement on Form S-4 (File No. 333-249553) filed by the Company with the SEC on October 19, 2020).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 (File No. 333-249553) filed by the Company with the SEC on October 19, 2020).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 (File No. 333-249553) filed by the Company with the SEC on October 19, 2020).

(a)(1)(D)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 (File No. 333-249553) filed by the Company with the SEC on October 19, 2020).

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A)).

(a)(5)	Press Release, dated October 19, 2020 (incorporated by reference to Exhibit 99.1 of the Form 8-K (File No. 001-38745) filed by the Company on October 19, 2020).

(a)(6)	Press Release, dated November 9, 2020 (incorporated by reference to Exhibit 99.1 of the Form 8-K (File No. 001-38745) filed by the Company on November 9, 2020).

(b)	Not applicable

(d)(i)	Second Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Form 8-K (File No. 001-38745) filed by the Company on February 14, 2020).

(d)(ii)	Second Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Form 8-K (File No. 001-38745) filed by the Company on February 14, 2020).

(d)(iii)	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.2 of the Form S-1, as amended (File No. 333-228018) filed by the Company on November 15, 2018).

(d)(iv)	Form of Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 of the Form S-1, as amended (File No. 333-228018) filed by the Company on November 15, 2018).

(d)(v)	Warrant Agreement, dated November 15, 2018, between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 of the Form 8-K (File No. 333-38745) filed by the Company on November 21, 2018).

(d)(vi)	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 of the Form S-1, as amended (File No. 333-228018), filed by the Company on November 15, 2018).

(d)(viii)	Nomination Agreement, dated as of February 14, 2020, by and among Atlas Technical Consultants, Inc., BCP Energy Services Fund, LP, BCP Energy Services Fund-A, LP and BCP Energy Services Executive Fund, LP (incorporated by reference to Exhibit 10.4 of the Form 8-K (File No. 001-38745) filed by the Company on February 14, 2020).

(d)(ix)	Registration Rights Agreement, dated as of February 14, 2020, by and among Atlas Technical Consultants, Inc. and Atlas Technical Consultants Holdings LP and its limited partners (incorporated by reference to Exhibit 10.5 of the Form 8-K (File No. 001-38745) filed by the Company on February 14, 2020).

(d)(x)	Registration Rights Agreement, dated November 15, 2018, among the Company, Boxwood Sponsor, LLC and initial stockholders party thereto (incorporated by reference to Exhibit 10.3 of the Form 8-K (File No. 333-38745) filed by the Company on November 21, 2018).

(d)(xi)	Subscription Agreement, dated as of February 14, 2020, between Atlas TC Holdings LLC and GSO COF III AIV-2 LP (incorporated by reference to Exhibit 10.1 of the Form 8-K (File No. 001-38745) filed by the Company on February 14, 2020).

(d)(xii)	Credit Agreement, dated as of February 14, 2020, by and among Atlas TC Holdings LLC, Atlas TC Buyer LLC, Atlas Intermediate Holdings LLC, the lenders and issuing banks from time to time party thereto, and Macquarie Capital Funding LLC, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.3 of the Form 8-K (File No. 001-38745) filed by the Company on February 14, 2020).

(d)(xiii)	Amendment No. 1 to the Credit Agreement, dated March 30, 2020 (incorporated by reference to Exhibit 10.1 of the Form 8-K (File No. 001-38745) filed by the Company on April 3, 2020).

(d)(xiv)	Amendment No. 2 to the Credit Agreement, dated March 31, 2020 (incorporated by reference to Exhibit 10.2 of the Form 8-K (File No. 001-38745) filed by the Company on April 3, 2020).

(d)(xv)	Voting Agreement, dated as of February 14, 2020, by and between Atlas Technical Consultants, Inc. and Boxwood Sponsor LLC (incorporated by reference to Exhibit 10.7 of the Form 8-K (File No. 001-38745) filed by the Company on February 14, 2020).

(d)(xvi)	Lockup Agreement, dated as of February 14, 2020, by and between Atlas Technical Consultants, Inc. and Boxwood Sponsor LLC (incorporated by reference to Exhibit 10.8 of the Form 8-K (File No. 001-38745) filed by the Company on February 14, 2020).

(d)(xvii)	Atlas Technical Consultants, Inc. 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.11 of the Form 8-K (File No. 001-38745) filed by the Company on February 14, 2020).

(d)(xviii)	Amendment No. 1 to Commitment Letter, dated as of January 23, 2020, by and among Boxwood Merger Corp., Macquarie Capital Funding LLC, Macquarie Capital (USA) Inc. and Natixis, New York Branch (incorporated by reference to Exhibit 10.5 of the Form 8-K (File No. 001-38745) filed by the Company on January 23, 2020).

(d)(xix)	Debt Commitment Letter, dated August 12, 2019, by and among Boxwood Merger Corp., Macquarie Capital Funding LLC, Macquarie Capital (USA) Inc. and Natixis, New York Branch (incorporated by reference to Exhibit 10.1 of the Form 8-K (File No. 001-38745) filed by the Company on August 13, 2019).

(d)(xx)	Employment Agreement, dated as of August 12, 2019, by and between Boxwood Merger Corp. and L. Joe Boyer (incorporated by reference to Exhibit 10.2 of the Form 8-K (File No. 001-38745) filed by the Company on August 13, 2019).

(d)(xxi)	Letter Agreement, dated November 15, 2018, between the Company and Macquarie Capital (USA) Inc. (incorporated by reference to Exhibit 10.6 of the Form 8-K (File No. 001-38745) filed by the Company on November 21, 2018).

(d)(xxii)	Letter Agreement, dated November 15, 2018, among the Company, MIHI LLC and Boxwood Management Company, LLC (incorporated by reference to Exhibit 10.7 of the Form 8-K (File No. 001-38745) filed by the Company on November 21, 2018).

(d)(xxiii)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-4 (File No. 333-228018) filed by the Company with the SEC on October 26, 2018).

(d)(xxiv)	Form of RSU Award Agreement (Director) (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-8 (File No. 333-237749) filed by the Company with the SEC on April 20, 2020).

(d)(xxv)	Amended and Restated Limited Liability Company Agreement of Atlas TC Holdings LLC, dated as of February 14, 2020 (incorporated by reference to Exhibit 10.9 of the Form 8-K (File No. 001-38745) filed by the Company on February 14, 2020).

(d)(xxvi)	Form of Dealer Manager Agreement (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-4 (File No. 333-249553) filed by the Company with the SEC on October 19, 2020).

(d)(xxvii)	Tender and Support Agreement, dated as of October 19, 2020, by and among Atlas Technical Consultants, Inc. Millais Limited (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-4 (File No. 333-249553) filed by the Company with the SEC on October 19, 2020)

(d)(xxvii)

Tender and Support Agreement, dated as of October 19, 2020, by and among Atlas Technical Consultants, Inc. and Boxwood Sponsor LLC (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form S-4 (File No. 333-249553) filed by the Company with the SEC on October 19, 2020)

(g)	Not applicable

(h)	Tax Opinion of Kirkland & Ellis LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 (File No. 333-249553) filed by the Company with the SEC on October 19, 2020).

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATLAS TECHNICAL CONSULTANTS INC.

By:	/s/ L. Joe Boyer
L. Joe Boyer
Chief Executive Officer

Dated: November 9, 2020